

April 11, 2025

John Climaco
Chief Executive Officer
CNS Pharmaceuticals, Inc.
2100 West Loop South, Suite 900
Houston, TX 77027

> **Re: CNS Pharmaceuticals, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 7, 2025**
> **CIK No. 0001729427**

Dear John Climaco:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Cavas S. Pavri